IIM GLOBAL CORPORATION

160 E. Lake Brantley Drive

Longwood, Florida 32779

(407) 674-2651

July, 22, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Mark P. Shuman, Branch Chief-Legal, Jeff Kauten, Attorney-Advisor

Re:

IIM GLOBAL CORPORATION (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed May 23, 2014

File No. 333-193924

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 17, 2014.  Below are the Company’s responses to such comments, which such response is numbered consistent with the staff’s numbered comments.  Contemporaneously, the Company has filed Amendment No. 3 to the Registration Statement on Form S-1.

The Company

Business, page 4

1.

Significant revisions should be made to this section to communicate clearly to investors that this is a development stage company.  For example, there should be prominent disclosure that the company has not generated any revenue and has not and may never develop a marketable product.  You may briefly discuss your contract for voter identification terminals in Ghana in a subsequent paragraph but the introductory paragraphs should focus on the current status of the company.  Further, you should avoid making the following statements in this section and throughout you filing:

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The company provides innovative technology solutions;

•

The company focuses on two distinct markets;

•

The company offers products which it believes are highly competitive, both in price and functionality;

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The company’s products are cost-effective; and

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The company is actively supporting your indirect distribution channels.

These statements are inappropriate in the context of a company with no revenue and without a developed, marketable product and should be removed or significantly revised to distinguish objectives that may not be achieved from accomplishments.  Finally, please move the History section to a subsequent page in the Prospectus Summary.  While the history of the company is relevant to investors, the primary focus of this section should be on the actual company and its current status.

RESPONSE:  The Company has revised this portion of the prospectus to communicate clearly to investors that it is a development stage company, removed the cited statements and has relocated the History section as requested.  Please see information starting on Page 3 of Amendment No. 3.  The Company has also made corresponding revisions to the Business section.  Please see pages 11, 12 and 13 of Amendment No. 3.

2.

Please revise to include a more detailed discussion of the proposed products being developed by the company.  For example, you should include a discussion of the development phases for each product and the dates you are targeting for completion of each phase.  You should also include a discussion of the risks and uncertainties that may prevent or delay the development of each of your proposed products.

RESPONSE:  The Company has revised this section as requested.  Please see page 13 of Amendment No. 3.  The Company has made similar changes to the Business section in Amendment No. 3.

3.

You state on page 5 that you are involved in a number of large opportunities with revenue potential in 2014 and beyond.  Revise to briefly describe these opportunities in a tangible and meaningful manner.  Provide support and context for the claim regarding revenue potential.

RESPONSE:  Supplementally, please be advised that although the Company believes these opportunities continue to exist, given the need to raise additional capital so as to complete development of marketable products, this disclosure has been removed from Amendment No. 3.  Please see page 15.

Risk Factors

We will need additional financing…, page 7

4.

In your response to prior comment 3 you state that you will need $500,000 to execute your business plan over the next twelve months.  Please revise your disclosure to reflect the $600,000 promissory note to Penn Investments Inc. due September 30, 2014 and the $310,000 note to Penn Investments Inc. due November 30, 2014, described on page 19.

RESPONSE:   The required amount of capital needed to execute the company’s business plan and meet its obligations has been adjusted accordingly.  Please see page 5 of Amendment No. 3.

The Business

Strategic Partners and Suppliers, page 17

5.

We note your response to prior comment 2.  Please revise your disclosure to state that the company was a party to a joint development agreement with Multipolaris Trading and Manufacturing Limited.

RESPONSE:   The Company has updated the prospectus to reflect the requested change regarding the previous joint development agreement with Multipolaris Trading and Manufacturing Limited.  Please see page 18 of Amendment No. 3.

Sales and Distribution Agreements, page 17

6.

Please tell us the basis for your statement that you have a significant relationship with each of the entities listed in this section.  In this regard, you have not reported any revenue and your products are currently under development, so the significance of the relationships is unclear

RESPONSE:  The Company has updated the prospectus to properly reflect the relationship it has with these entities.  Please see page 18 of Amendment No. 3.

Research and Development, page 18

7.

Please revise to include a brief discussion of the timeline and associated expenses you expect to incur in connection with the development of your HDR Intelligent Accessory platform.

RESPONSE:  The Company has updated the prospectus to state the timeline for completion and associated expenses it expects to incur to finish the development of its HDR Intelligent Accessory platform and has expanded this disclosure to cover the additional products in development.  Please see page 19 of Amendment No. 3.

The Company

Promissory Note, page 19

8.

You disclose on this page and page 33 that you have purchased a property in Longwood Florida.  Please revise to include a description of the general character of the materially important physical properties of the company. Refer to Item 102 of Regulation S-K.

RESPONSE:   The Company has updated the prospectus to more fully describe the property, in accordance with Item 102 of Regulation S-K.  Please see page 20 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 25

9.

We note your response to prior comment 15.  Please revise to disclose the minimum period of planned operations the company can conduct using currently available funds, and quantify the minimum amount of additional funding required to conduct planned operations for a period of at least 12 months from the desired effective date of your offering.  In revising your disclosure, please consider your substantial debt obligations disclosed on page 19.

RESPONSE:   The Company has updated the prospectus to disclose the minimum period of planned operations the company can conduct using currently available funds, and has quantified the minimum amount of additional funding required to conduct planned operations for a period of 12 months from the desired effective date of the offering.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 30

10.

Significant revisions should be made to the summary compensation table.  For example, the headings of the table must conform exactly to the headings in the table Item 402(n) of Regulation S-K.  Include the total amount of salary foregone by Mr. Jones in exchange for the 100,000 shares of common stock he received, as required by instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.  Finally, please revise the alignment of the columns of the table so that the amount and type of compensation received by each officer is presented in the applicable column.

RESPONSE:  The Summary Compensation Table has been updated to conform to the headings required in Item 402(n) of Regulation S-K, and the disclosure has been corrected.  Please see page 31 of Amendment No. 1.

11.

Please revise to include a concise textual description of the transactions relating to the compensation of your executives.

RESPONSE:   The Company has updated the disclosure of the transactions relating to the compensation of its executives.  Please see page 27 of Amendment No. 3.

Selling Shareholders, page 32

12.

We note your response to prior comment 10.  Please revise the selling shareholder table to include Tiber Creek Corporation and MB Americus, LLC as the selling shareholders for the shares owned by them that are being registered, or explain why this is not appropriate.  Please include corresponding footnote disclosure identifying the individual or individuals who exercise the sole or shared voting and dispositive powers over shares held of recorded by or to be sold for selling shareholders that are legal entities.

RESPONSE:  The Company has updated the selling shareholder table in the prospectus to include Tiber Creek Corporation and MB Americus, LLC as the selling shareholders for the shares owned by them that are being registered.  The footnote has also been updated with the names of the individuals who exercise the sole or shared voting and dispositive powers over shares held of record by or to be sold for selling shareholders that are legal entities.

13.

You disclose on page 17 that Multipolaris Corporation closed in January 2013.  In your response letter, please clarify the nature of its current operations and activities and tell us why it is listed as a selling shareholder.

RESPONSE:  The Company has corrected the prospectus to reflect that the entity that closed in January 2013 was Multipolaris Trading and Manufacturing Limited a Hungarian company, and not Mulitpolaris Corporation a US company which is listed as a selling shareholder.  Please see page 15 of Amendment No. 3.  The Hungarian company was owned by Mr. Andras Vago and he also currently owns the US company.  However, the two entities are completely independent companies, and the US Multipolaris Corporation does not conduct any business at this time.

Signature, page II-4

14.

Please revise Mr. Jones’ individual signature block to indicate that he is also the President (Principal Executive Officer) and Treasurer (Principal Financial Officer and Principal Accounting Officer)

RESPONSE:  The Company has made the requested changes to the individual signature block for Mr. Jones in the prospectus.  Please see page II-4 of Amendment No. 3.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (407) 674-2651.

Very truly yours,
/s/ David S. Jones
David S. Jones, President, Principal Executive, Financial, and Accounting Officer

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